EXHIBIT 99.1

HEXO Corp Announces At-the-Market Offering of up to C$150,000,000

OTTAWA, May 11, 2021 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) is pleased to announce that it has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue and sell up to C$150,000,000 (or its U.S. dollar equivalent) of common shares in the capital of the Company (the “Common Shares”) from treasury to the public, from time to time, at the Company’s discretion. All Common Shares sold under the ATM Program will be made through “at‑the‑market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44‑102 ‑ Shelf Distributions, including sales made through the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”), or any other recognized marketplace on which the Common Shares are listed, quoted or otherwise traded in Canada and the United States.

Distributions of the Common Shares under the ATM Program will be made pursuant to the terms of an equity distribution agreement dated May 11, 2021 (the “Distribution Agreement”) entered into among the Company, A.G.P./Alliance Global Partners and BMO Capital Markets Corp., as U.S. agents, and BMO Nesbitt Burns Inc., as Canadian agent (collectively, the “Agents“).

The volume and timing of distributions under the ATM Program, if any, will be determined in the Company’s sole discretion. The Common Shares will be distributed at the market prices prevailing at the time of each sale and, as a result, prices may vary as between purchasers and during the period of the ATM Program. The ATM Program will be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program and June 7, 2023, unless terminated prior to such date by the Company or the Agents in accordance with the terms of the Distribution Agreement.

The Company expects to use the net proceeds from the ATM Program for general corporate purposes, which may include: (i) costs associated with the Company’s U.S. expansion plans including the contemplated acquisition of a facility in the State of Colorado and its subsequent retrofitting and improvement; (ii) capital expenditures, including potential capital expenditures to make additional improvements to the production lines at the Company’s Belleville, Ontario facility; (iii) potential future acquisitions; (iv) working capital, including replenishing existing cash resources and working capital which will be used to fund certain transaction and integration costs and minimum debt repayments related to the Company’s proposed acquisition of Zenabis Global Inc. (“Zenabis”); and (v) repayment of additional debts owed by Zenabis following the completion of the Zenabis acquisition.

The offering of Common Shares under the ATM Program is qualified by a prospectus supplement dated May 11, 2021 (the ”Prospectus Supplement”) to the Company’s Canadian short form base shelf prospectus dated May 7, 2021 (the ”Base Shelf Prospectus“), each filed with the securities commissions in each of the provinces and territories of Canada, and a prospectus supplement dated May 11, 2021 (the ”U.S. Prospectus Supplement“) to the Company’s U.S. base shelf prospectus (the ”U.S. Base Prospectus“) included in its registration statement on Form F-10 (the ”Registration Statement“) (File No. 333-255264) filed with the United States Securities and Exchange Commission on May 10, 2021. The Distribution Agreement, the Prospectus Supplement and the Base Shelf Prospectus are available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com, and the Distribution Agreement, U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement are available on EDGAR at the SEC’s website at www.sec.gov. Alternatively, the Agents will send copies of the Prospectus Supplement and the Base Shelf Prospectus or the U.S. Prospectus Supplement and the U.S. Base Prospectus, as applicable, upon request by contacting in the U.S.:

A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com or

BMO Capital Markets Corp. (Attention: Equity Syndicate Department), 3 Times Square, New York, NY 10036, or by telephone at (800) 414‑3627, or by email: bmoprospectus@bmo.com;

or in Canada:

BMO Nesbitt Burns Inc., (Attention: BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies), 9195 Torbram Road, Brampton, Ontario, L6S 6H2, or by telephone at (905) 791-3151, or by email: torbramwarehouse@datagroup.ca.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About HEXO (TSX: HEXO; NYSE: HEXO)

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO, HEXO Plus, Up, Original Stash and Bake Sale brands and the medical market under HEXO medical cannabis. For more information, please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”), including statements regarding the aggregate value of Common Shares which may be issued pursuant to the ATM Program and the Company’s expected use of the net proceeds from the ATM Program, if any. Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements, including that the Company’s use of proceeds of the ATM Program may differ from those indicated. Forward-looking statements should not be read as guarantees of future performance or results.

For additional information with respect to certain of these expectations, assumptions, risks, uncertainties and other factors, and risk factors relating to the Company and the Common Shares, reference should be made to the Prospectus Supplement and the Base Shelf Prospectus or the U.S. Prospectus Supplement and the U.S. Base Prospectus, as applicable, the Company’s annual information form dated October 29, 2020 and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:

invest@HEXO.com

www.hexocorp.com

Media Relations:

(819) 317-0526

media@hexo.com